                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0104 /
                                                / Expires:   December 31, 2001 /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/


+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Global Crossing Ltd.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        Wessex House, 45 Reid Street
    ----------------------------------------------------------------------------
                                   (Street)

        Hamilton HM12, Bermuda
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)        February 22, 2000
                                                              -----------------

3.  IRS Identification Number of Reporting Person if an entity
    (voluntary)   98-0189783
                --------------

4.  Issuer Name and Ticker or Trading Symbol  IPC Communications, Inc. (IPI)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _x_ 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    _x__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock,
$0.01 par value     See Attachment A.     See Attachment A.    Not Applicable
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

                                /s/ Dan J. Cohrs                March 3, 2000
                              -------------------------------  -----------------
                              Name:  Dan J. Cohrs                    Date
                              Title: Senior Vice President &
                                     Chief Financial Officer


                              **Signature of Reporting Person


     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            ATTACHMENT A TO FORM 3
                            ----------------------


Reporting Person              Date of Event           Issuer Name and Ticker
----------------              -------------           ----------------------
Global Crossing Ltd             02/22/2000            IPC Communications, Inc.
Wessex House, 45 Reid Street                                        (ICI)
Hamilton HM12, Bermuda


Amount of Securities Beneficially Owned and Ownership Form: Direct (D) or Indirect (I)

          On February 22, 2000, Global Crossing entered into an Agreement and Plan of Merger, dated as of February 22, 2000 (the "Merger Agreement") with Georgia Merger Sub Corporation ("GC Merger Sub"), IPC, IPC Information Systems, Inc. ("IPC Systems"), Idaho Merger Sub Corporation ("IPC Merger Sub") and IXnet, Inc. ("IXnet"), which sets forth the terms and conditions by which Global Crossing will acquire by merger the entire equity interest in each of IPC and IXnet. Pursuant to the Merger Agreement, (i) IPC will merge with and into IPC Systems (the "Intercompany Merger"), with IPC Systems as the surviving corporation, (ii) immediately thereafter, GC Merger Sub, a newly organized wholly owned subsidiary of Global Crossing, will merge with and into IPC Systems (the "IPC Systems Merger"), with IPC Systems surviving as a wholly owned subsidiary of Global Crossing, and (iii) immediately thereafter, IPC Merger Sub, a newly organized wholly owned subsidiary of IPC Systems will merge with and into IXnet (the "IXnet Merger", and together with the Intercompany Merger and the IPC Systems Merger, the "Mergers"), with IXnet surviving as a wholly owned indirect subsidiary of Global Crossing.

          Pursuant to the Merger Agreement, each share of common stock, par value $0.01 per share of IPC (the "IPC Common Stock") issued and outstanding, subject to certain exceptions described in the Merger Agreement, will be converted into the right to receive 5.417 shares of common stock, par value $0.01 per share, of Global Crossing ("Global Common Stock") and each share of common stock, par value $0.01 per share of IXnet ("IXnet Common Stock") issued and outstanding, subject to certain exceptions described in the Merger Agreement, will be converted into the right to receive 1.184 shares of Global Common Stock.

          Concurrently with the execution of the Merger Agreement, Global Crossing and certain stockholders of IPC who collectively own approximately 67.3% of the outstanding IPC Common Stock (the "Stockholders"), entered into a Consent and Voting Agreement (the "Consent and Voting Agreement") pursuant to which such Stockholders have taken action by written consent as Stockholders of IPC to adopt the Merger Agreement.

          As a result of the execution of the Consent and Voting Agreement, certain obligations and restrictions were imposed on the voting and disposition of shares of IPC Common Stock held by the Stockholders. Pursuant to the definition of beneficial owner as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange

Act"), Global Crossing may be deemed to be the beneficial owner, in accordance with Rule 16a-1(a)(2) under the Exchange Act, of 5,936,188 shares of IPC Common Stock, constituting 67.3% of the outstanding shares of IPC Common Stock. Global Crossing does not have beneficial ownership of any IPC Common Stock for purposes of Rule 16a-1(a)(2) of the Exchange Act.

                                  Page 3 of 3